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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. _______)*

                          EMERALD ISLE BANCORP, INC.
                                (Name of Issue)

                        COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                 290923101
                               (CUSIP Number)

                        GERALD F. LINSKEY, TREASURER
                         EMERALD ISLE BANCORP, INC.
                             730 HANCOCK STREET
                               QUINCY, MA 02170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            FEBRUARY 3, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 5 Pages
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                             SCHEDULE 13D

CUSIP No. 290923101
-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mark A. Osborne
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)[]
                                                                       (b)[]

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3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               OO
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     []
               PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

NUMBER                        180,117
OF SHARES             --------------------------------------------------------
BENEFICIALLY          8       SHARED VOTING POWER
OWNED BY
EACH PERSON                   0
WITH                  --------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              111,875
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               267,194
-------------------------------------------------------------------------------
12             CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)             []
               EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.96%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                Page 2 of 5 Pages
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Effective October 1, 1996, Emerald Isle Bancorp, Inc. (the "Issuer"), a
corporation organized under the laws of the Commonwealth of Massachusetts, became the bank holding company for The Hibernia Savings Bank (the "Bank"), a Massachusetts state-chartered savings bank in a share-for-share exchange in accordance with the provisions of Massachusetts General Laws, Chapter 172,
Section 26B.  The Issuer owns one hundred percent (100%) of the common stock
of the Bank.   The person filing this statement ("Statement"), Mr. Mark A.
Osborne ("Mr. Osborne" or the "Reporting Person") beneficially owned more than 5% of the outstanding common stock of the Bank and, after consummation of the acquisition of the Bank by the Issuer, owns more than 5% of the outstanding common stock of the Issuer. Mr. Osborne previously reported changes in his beneficial ownership to the Federal Deposit Insurance Corporation ("FDIC") on Form F-11 and amendments thereto.

This Statement is being filed because of a material increase (one percent or more) in the stock beneficially owned by Mr. Osborne. On February 3, 1997 when the Issuer paid a twenty-five percent (25%) stock dividend to stockholders of record of the Issuer's common stock at the close of business on January 22, 1997. In addition, on January 10, 1997, an additional 1,239 shares of stock were allocated to Mr. Osborne's account in the Emerald Isle Bancorp Non-Qualified Executive Retirement Plan ("NQERP").

Item 1.  Security and Issuer

This Statement relates to the common stock, par value $1.00 per share (the "Common Stock") of the Issuer. The Issuer's principal executive offices are located at 730 Hancock Street, Quincy, MA 02170.

Item 2.  Identity and Background

The person filing this Statement is Mark A. Osborne.

Set forth below is certain information with respect to Mr.  Osborne.

(a)     Mark A. Osborne

(b)     Emerald Isle Bancorp, Inc.
        730 Hancock Street
        Quincy, MA 02170

(c) Mr. Osborne's principal occupation is as Chief Executive Officer, President and Chairman of the Board of the Issuer.

(d) Mr. Osborne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Osborne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Osborne is a citizen of the United States.

                                Page 3 of 5 Pages

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Item 3.  Source and Amount of Funds or Other Consideration

As described above, the material increase in Mr. Osborne's holdings resulted from the issuance of a twenty-five percent (25%) stock dividend from the Issuer, and from an allocation of shares to Mr. Osborne's account under the NQERP.

Item 4.  Purpose of the Transaction

Mr. Osborne has acquired the shares described in Item 5 for investment purposes only.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on February 3, 1997, Mr. Osborne was the beneficial owner of 267,194 shares of Common Stock as described in Item 1, which constitutes 11.96% of the outstanding shares of Common Stock based on 2,232,478 of such shares outstanding.

        Of the shares beneficially owned by Mr. Osborne, he owns 104,375 in his own name; he has the right to acquire 62,500 by exercise of incentive stock options granted to him; 63,915 are being held in the Employee Stock Ownership Plan ("ESOP") for Mr. Osborne's account; 13,327 are being held for Mr. Osborne under the NQERP; and 11,250 are owned by Mr. Osborne's wife.

        In addition, Mr. Osborne presently has the right to vote and dispose of 7,500 shares under power of attorney for a parent. Mr. Osborne has the right to vote 4,327 shares of unallocated stock in the ESOP.

        Mr. Osborne specifically disclaims ownership of the shares owned by his wife, the shares owned by his mother, and the unallocated shares in the ESOP.

(b) Mr. Osborne has the sole power to vote 180,117 shares and he has the sole power to dispose of 111,875 shares.

(c)     Transactions during the past 60 days:

Person Effecting  Date of     Number of Shares    Transaction    Price Per Share
the Transaction   Transaction

Mark A. Osborne     2/3/97       20,875              Stock Dividend   N/A

Mark A. Osborne     2/3/97       12,783              Stock Dividend   N/A
as Beneficiary of
ESOP

Mark A. Osborne     1/10/97      1,239               Allocation to    $15.75
as Beneficiary of                                    Retirement Plan
NEQERP

Mark A. Osborne     2/3/97       2,665               Stock Dividend    N/A
as Beneficiary of
NEQERP

Judith A. Osborne   2/3/97       2,250               Stock Dividend    N/A

                              Page 4 of 5 Pages

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Mark A. Osborne     2/3/97        1,500              Stock Dividend    N/A
as Attorney for
Mary C. Osborne

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 10, 1997                           /s/  Mark A. Osborne

                                Page 5 of 5 Pages